Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

December 22, 2015

VIA EDGAR

Ms. Sonia Gupta Barros, Assistant Director

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Growth Properties LLC
Draft Registration Statement on Form S-11
Submitted October 29, 2015
CIK No. 0001656936

Dear Ms. Barros:

On behalf of MGM Growth Properties LLC (the “Company”), a Delaware limited liability company, we submit in electronic form the accompanying Amendment No. 1 to the draft registration statement on Form S-11 (“Amendment No. 1”) of the Company, and have separately forwarded copies of Amendment No. 1 to you, marked to indicate changes to the Draft Registration Statement confidentially submitted to the Securities and Exchange Commission (the “Commission”) on October 29, 2015 (the “Draft Registration Statement”).

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Ms. Sonia Gupta Barros, dated November 24, 2015 (the “Comment Letter”). In addition, in response to comment 4 in the Comment Letter, the Company has supplementally provided to the Staff the requested material supporting certain statements in the Draft Registration Statement appropriately marked to highlight the sections relied upon and cross-referenced to Amendment No. 1. Capitalized terms used herein and not otherwise defined have the meanings assigned thereto in the Draft Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response to Comment 1

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any graphics, maps, photographs, and related captions or other artwork that it intends to use in the prospectus for the Staff’s review prior to distributing any preliminary prospectus including such graphics and pictorial representations to prospective investors.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 2

The Company notes that no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been provided to investors in reliance on Section 5(d) of the Securities Act. If any such written communications are later provided to investors, the Company confirms that it will supplementally provide the Staff with copies of such written communications.

3.	We note your reference to MGM’s Adjusted EBITDA of $2.2 billion and net revenues of $10.1 billion for the year ended December 31, 2014 on page 2. Please revise your disclosure to balance this discussion with MGM’s net income or loss for that period.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. Please see pages 2, 4, 68 and 80 of Amendment No. 1.

4.	Please provide us with support for the following statements used in the registration statement:

a.	Further, we own one of the largest portfolios of properties in terms of total number of hotel rooms and convention square footage on the Strip with approximately 24% of the hotel rooms and approximately 35% of the privately owned convention and meeting space on the Strip.

b.	Our Properties on the Strip exceed Strip average industry performance metrics, with an average occupancy rate of 94%, compared to 89% for the Strip as a whole, ADR of $127, compared to $126 for the Strip as a whole, and REVPAR of $120, compared to $112 for the Strip as a whole, for the year ended December 31, 2014.

c.	MGM Grand Detroit . . . has been the gaming market leader in Detroit as measured by revenues since 2005.

d.	The property has consistently been a market leader and currently captures gaming revenue market share of approximately 25% in the Gulf Coast Region. Gold Strike Tunica also has the greatest number of guest rooms and gaming positions in its market, at 25% and 15% respectively.

e.	Our Properties accounted for approximately 11% of the total gaming revenues on the Strip for the year ended December 31, 2014.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state the basis, to the extent material, for your belief.

Response to Comment 4

The Company has supplementally provided the Staff material supporting the statements referred to above, appropriately marked to highlight the sections relied upon and cross-referenced to Amendment No. 1. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information requested be returned promptly following completion of the Staff’s review. Pursuant to Rule 418 of the Securities Act, these supplemental materials shall not be deemed filed with, or a part of, or included in, the Draft Registration Statement.

In response to the Staff’s comment, the Company advises the Staff that none of the supporting materials were prepared specifically for the Company in connection with this offering.

5.	Please tell us if this transaction will qualify as a tax-free transaction, and tell us how you made that determination.

Response to Comment 5

The Company notes that the purchase of MGP shares by the MGP shareholders and the purchase of Operating Partnership Units by MGP are not taxable transactions to the Operating Partnership, MGP or the MGP shareholders. In the Formation Transactions, subsidiaries of MGM will contribute certain properties to the Operating Partnership for newly issued Operating Partnership Units, and the Operating Partnership will assume certain debt from MGM and its subsidiaries. These transactions similarly are not taxable to the Operating Partnership, MGP or the MGP shareholders. The Company made this determination based on its understanding and review of relevant tax rules and regulations.

6.	Please tell us if you plan to make a purging distribution as a result of this transaction. To the extent you will not make a purging distribution, please tell us how you determined such a distribution was not necessary. To the extent that you determined you will make a purging distribution, please revise your filing to disclose that expectation. Further, to the extent that you are able to estimate the purging distribution, please revise your filing to disclose this estimate and the basis for your estimate. To the extent you are not able to estimate the Purging Distribution, revise to disclose that fact and tell us why you are not able to provide an estimate at this time.

Response to Comment 6

The Company notes that it is newly formed and will make an election to be treated as a REIT for its first taxable year. In addition, it is not expected to engage in any transactions whereby it would inherit any earnings and profits of another person from a non-REIT year. Consequently, the Company will have no accumulated earnings and profits attributable to any non-REIT year and thus will not be required to make a purging distribution.

Industry and Market Data, page i

7.	We note your disclosure that, “While we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise and we have not independently verified such data.” (emphasis added) Please revise to remove the language, “such information is inherently imprecise.”

Response to Comment 7

The Company has revised the disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page iii of Amendment No. 1.

Certain Operational and Non-U.S. GAAP Financial Measures, page ii

8.	We note your use of Adjusted EBITDA and Adjusted Property EBITDA as reported by MGM. Please tell us why you have not included a reconciliation to the closest comparable U.S. GAAP measures in this registration statement.

Response to Comment 8

In response to the Staff’s comment the Company has revised the disclosure in Amendment No. 1 to include these reconciliations. Please see Annex I of Amendment No. 1.

Overview of the Master Lease, page 2

9.	We note your disclosure that the “Tenant will be a wholly owned subsidiary of MGM, and MGM will guarantee the Tenant’s performance and payments under the Master Lease.” Please revise here or elsewhere as applicable to discuss how management intends to monitor the credit quality of MGM.

Response to Comment 9

The Company has revised the disclosure in Amendment No. 1 in response to the Staff’s comment. Please see pages 3 and 121 of Amendment No. 1.

Our Formation and Organizational Structure, page 12

10.	Please tell us what consideration you gave to whether MGM should be a co-registrant on this registration statement under Rule 140. In this regard, we note that you will use the proceeds of this offering to assume and repay indebtedness on the properties which will then be leased back to MGM. In your response, please specifically address whether there is a “sale” of the properties and whether the potential sale- leaseback transaction is a security within the meaning of Section 2(a)(1) of the Securities Act.

Response to Comment 10

The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that MGM is required to be a co-registrant under Securities Act Rule 140.

Rule 140 rule provides in relevant part that “a person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities … to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(a)(11) of the Act.”

The Company’s principal businesses are the ownership and acquisition of large-scale casino resort properties and the leasing of such real property. As noted in Amendment No. 1, while the Company will initially have one tenant, an affiliate of MGM who will sublease such properties to various operating company subsidiaries of MGM, the Company will also actively seek to identify additional entertainment, gaming-related and non-gaming properties for acquisition from non-MGM entities, and will seek to lease such newly acquired properties under long-term leases to other tenants with established operating histories. As a result, the condition to the applicability of Rule 140 that the “chief part” of the Company’s business involves the purchase of securities is not satisfied.

Further, Rule 140 is limited to transactions in which a person acquires “securities” within the meaning of the Securities Act. Section 2(a)(1) of the Securities Act provides a comprehensive list of instruments that are defined as securities for purposes of the Securities Act. Neither leases nor sale-leaseback transactions are included within that definition. Nonetheless, the Company is aware of the Staff’s guidance set forth in Question 201.01 of the Securities Act Sections Compliance and Disclosure Interpretations, in which the Staff noted that “a sale and leaseback arrangement may constitute an investment contract, depending on the terms of the transaction and the extent to which there are related arrangements (such as arrangements relating to financial or management services)” (emphasis added).

As a threshold matter, the Company does not believe that the transaction in question constitutes a sale-leaseback transaction. Pursuant to the Master Contribution Agreement, the Properties will be ultimately contributed to the Operating Partnership in the form of a capital contribution consisting of assets, for consideration comprised of Operating Partnership Units, and with full title and ownership vesting, indirectly, in the Operating Partnership. In addition, MGM and certain of the MGM subsidiaries initially holding the Properties will incur certain debt obligations that will be assumed by the Operating Partnership once these Properties are contributed to the Operating Partnership, akin to “acquisition debt” which buyers customarily assume in connection with asset purchase transactions.

Furthermore, pursuant to the terms of the Master Lease, the Company is leasing the Properties to MGM for an initial term of ten years, a term that is substantially less than the expected useful lives of the Properties. To the extent all extension options under the Master Lease are exercised, the aggregate resulting lease term would equal thirty years. However, unlike a sale/leaseback transaction, the Properties implicate not only buildings, but also real property (i.e., land) which the Company owns, and whose useful life is indefinite. The Master Lease does not provide MGM with a repurchase option to reacquire the Properties at the end of the lease period. Instead, upon the expiration or termination of the Master Lease, whether at the conclusion of its term, due to a default by the tenant thereunder, or otherwise, the Company will retain full ownership of the Properties, with full power to control the subsequent disposition thereof, whether via a sale or a subsequent lease to third parties. Accordingly, the Company does not believe that the transactions in question, as a whole, comprise a sale-leaseback transaction and therefore would not be considered a “security” within the meaning of Section 2(a)(1) of the Securities Act.

Notwithstanding the foregoing, a sale-leaseback transaction would have to be deemed an investment contract to be treated as a security. The U.S. Supreme Court in Securities and Exchange Commission v. W. J. Howey Co. provided that an investment contract under the Securities Act involves an investment in money in a common enterprise with the expectation of profit solely through the efforts of others. 328 U.S. 293 (1946). First, as described in Amendment No. 1, a substantial portion of the lease payments that the tenant makes to the Company are essentially “fixed” based on the terms of the Master Lease. Specifically, the “base rent” component, which is expected to represent approximately 90% of the initial total rent payments due under the Master Lease, is a fixed amount, subject to annual rent escalators of 2.0% after the first year, subject to the Tenant and, without duplication, the Operating Subtenants meeting a net revenue to rent ratio based on their net revenue from the leased properties subject to the Master Lease (excluding net revenue attributable to certain scheduled subleases). The remainder of the lease payments, referred to as the “percentage rent” component, will also initially be a fixed amount for the first five years of the 10 year lease term, with a one-time adjustment every five years (resulting in a generally predictable payment stream subject to minimal fluctuation). Because of this largely fixed nature of the lease payments, the Company has no reasonable expectation of profits from MGM based on the Master Lease beyond these negotiated payments. Another key element of the Howey test – that profits come solely from the efforts of others – also does not apply to the arrangements under the Master Lease. The Company is the lessor, and derives its compensation under the Master Lease from the lease of its owned properties to MGM. The Master Lease provides the Company with numerous discretionary rights, and key decisions, such as how to exercise remedies under the Master Lease, and the decision to re-possess Properties, rest solely with the Company, as does the effort necessary to realize profit (such as the re-leasing of the Properties). The Company’s board of directors will make such decisions independently. The Company also notes that while MGM will be providing certain services to the Company under the Corporate Services Agreement, these services are being provided directly to the Company, and are not in respect of the Properties, as would be analogous to the Howey case. Such services are in the nature of services provided by third-party service providers, and are being procured under an agreement independent from, and not tied to, the Master Lease, and therefore the Company does not believe that they are akin to the financial or managerial services cited in the Staff’s guidance, further bolstering the Company’s conclusion that the arrangement in question does not constitute a security within the meaning of Section 2(a)(1) of the Securities Act.

In addition, and without acknowledging that the transactions engaged in result in the creation of a security, the Company notes that, as stated above, its business purpose is to engage in similar purchases and leases of properties not only with MGM and its subsidiaries, but also with other third parties, and that it plans to actively seek out such opportunities with such other parties following the initial public offering. Accordingly, the condition to the applicability of Rule 140 that the business consist chiefly of “the purchase of the securities of one issuer, or of two or more affiliated issuers” is not satisfied, given that the Company will seek to engage in similar transactions with other parties not affiliated with MGM.

Finally, the Company believes that the rationale for adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, where the Commission had concerns that a co-issuer could avoid liability associated with publicly registering an offering of securities through the use of the issuer’s registered sale of its own securities. These policy concerns are not present here.

JOBS Act, page 17

11.	We note your disclosure that, “As described herein, we expect to incur $ of indebtedness, which may include more than $1.0 billion in non-convertible debt securities, upon the completion of this offering. Accordingly, we expect that MGP may no longer be an emerging growth company on and after the closing date of this offering.” To the extent you know the material terms of or intend to issue non- convertible debt securities before effectiveness of this registration statement, please revise your disclosure to describe the material terms of such debt offering and/or issuance in the prospectus.

Response to Comment 11

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to include a description of certain anticipated material terms of the debt offering. Please see pages 71-72 of Amendment No. 1.

Our cash available for distribution to shareholders may not be sufficient…, page 46

12.	We note your disclosure on page 52 that you may distribute a portion of your distributions in the form of your shares or debt instruments instead of cash and that a shareholder would be required to report such distributions as dividend income even though no cash was distributed. We also note your disclosure that it is unclear whether and to what extent you will be able to make taxable dividends payable in-kind. Please revise this risk factor or any other relevant risk factor to include a discussion of these risks, if material.

Response to Comment 12

The Company has revised the risk factor disclosure in Amendment No. 1 in response to the Staff’s comment. Please see pages 47-48 of Amendment No. 1.

Use of Proceeds, page 50

13.	We note your disclosure that the “Operating Partnership will use the proceeds to repay a portion of the indebtedness it assumed from MGM in connection with the Formation transactions, to pay fees and expenses related to this offering and the Formation Transactions, with the remainder, if any, for general corporate purpose.” Please revise your disclosure in this section to state the approximate amount intended to be used for each such purpose and to provide the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response to Comment 13

In response to the Staff’s comment, the Company respectfully submits that it has relied on Instruction 6 to Item 504 of Regulation S-K, rather than Instruction 4, as guidance for the “Use of Proceeds” disclosure in the Draft Registration Statement. The Company will not be using the material part of the proceeds from the offering to discharge indebtedness, but rather, all of the proceeds will be used to finance the acquisition of a business. As described on page 52 of Amendment No. 1, the Company will use all of the proceeds from the offering to purchase Operating Partnership Units. The Operating Partnership will then use the funds received from the Company to purchase such Operating Partnership Units to repay debt it assumed from MGM and certain subsidiaries of MGM. Accordingly, the Company has therefore prepared its disclosure in the “Use of Proceeds” section of the Draft Registration Statement in accordance with Instruction 6 of Item 504 of Regulation S-K.

Distribution Policy, page 52

14.	Please revise to provide an estimated cash available for distribution table. Your table should present your estimated cash available for distribution to reflect the 12-month period subsequent to your pro forma balance sheet date. In this regard, your reconciliation should begin with a calculation of your trailing 12- month pro forma Net income attributable to Class A shareholders. To the extent you believe that another presentation is appropriate, please tell us how you made that determination.

Response to Comment 14

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is still evaluating cash available for distribution and will revise the disclosure appropriately to provide the information requested in a later filing.

Dilution, page 54

15.	Please revise to provide the effective contributions of insiders or tell us why this information is not material. Refer to Item 506 of Regulation S-K.

Response to Comment 15

In response to the Staff’s comment, the Company has revised the dilution disclosure in Amendment No. 1 in accordance with Item 506 of Regulation S-K. Please see pages 57-58 of Amendment No. 1.

MGP Unaudited Pro Forma Condensed Consolidated Financial Information, page 57

16.	We note that you will assume approximately $4 billion of liabilities from MGM. Please revise your pro forma financial information to reflect the assumption of this debt and the repayment of such debt, or advise.

Response to Comment 16

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its pro forma financial information to reflect the assumption of debt from MGM and the repayment of such debt in a later filing.

Note 1 – Balance Sheet Pro Forma Adjustments, page 61

17.	We note your adjustments (b) and (c). It appears that these adjustments are adjusting the same items, please revise to combine these adjustments or revise your description to disaggregate the overlapping items. In addition, please relabel the column titled Financing Transactions to properly reflect the adjustments that will be presented in this column, if applicable.

Response to Comment 17

The Company has revised the disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 65 of Amendment No. 1.

18.	We note your adjustment (d). Please clarify for us if you will be recording an adjustment to remove the deferred tax liability associated with the transferred property. To the extent you are recording such an adjustment, please tell us your basis for this adjustment. Further, please clarify for us where you will reflect the offsetting adjustment and tell us your basis for the offsetting adjustment.

Response to Comment 18

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to clarify that the adjustment will derecognize the historical deferred tax liability associated with the transferred property and equipment with a corresponding credit to shareholders’ equity. The historical deferred tax liability was previously allocated to Propco for purposes of the historical financial statements in accordance with SEC Staff Accounting Bulletin (“SAB”) Topic 1.B.1, but will be effectively retained by MGM upon MGM’s contribution of the Properties to the Operating Partnership, a non-taxable entity. Additionally, no new taxes were included at the Company level because the pro forma information was prepared on the basis that the Company expects that it will meet all the qualifications to be treated as a real estate investment trust for federal income tax purposes for all periods. Please see pages 65-66 of Amendment No. 1.

Note 2 – Statement of Operations Pro Forma Adjustments, page 61

19.	We note your adjustment (bb). Please disclose the difference between the pro forma rental revenue recorded for the year ended December 31, 2014 and the amount of lease payments due in the first lease year.

Response to Comment 19

The Company has revised the disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 66 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 66

20.	We note you expect to enter into a revolving credit facility. To the extent terms of the revolving credit facility are known although not finalized, please provide material terms, including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms. Also, discuss how any financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable.

Response to Comment 20

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to include a description of certain anticipated material terms of the contemplated debt facilities. Please see pages 71-72 of Amendment No. 1.

21.	We note you disclose certain terms of the new indebtedness. Please revise your filing to also disclose maturity dates, collateral requirements (if any), and any other material terms.

Response to Comment 21

The Company has revised the disclosure in Amendment No. 1 in response to the Staff’s comment. Please see pages 71-72 of Amendment No. 1.

Application of Critical Accounting Policies and Estimates, page 67

22.	On page 25, you disclose that the Tenant can cease operations at any of the Properties at any time as long as a certain rent coverage ratio is maintained. Please tell us and revise your filing to disclose how you considered the termination rights in your determination of the lease term. Within your response, please reference the authoritative accounting literature management relied upon.

Response to Comment 22

The Company respectfully notes that the provisions in the Master Lease allowing the Tenant to cease operations at any of the Properties at any time, as a long as the required rent coverage ratio for all of the Properties is maintained, are separate from the termination rights. The right for the Tenant to cease operating an individual property as a casino if it meets a required rent coverage ratio does not terminate the Tenant’s right of use for that property, nor does it reduce the total fixed rental due under the Master Lease or the Tenant’s obligation to continue to pay executory costs relating to the property. Accordingly, this additional provision that permits the Tenant to not comply with its overall obligation to operate the properties as a casino under certain circumstances did not impact our assessment of the lease term for accounting purposes.

23.	We note the rent escalation on the Base Rent is subject to certain conditions. Please tell us if these conditions are disclosed in your filing or revise your filing to disclose these conditions. Further, please tell us how you considered the impact these conditions will have on your straight-line rent calculation.

Response to Comment 23

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to discuss the conditions to which rent escalation on the Base Rent is subject to under the Master Lease. Please see pages 3, 6, 14, 66, 68, 82 and 118 of Amendment No. 1. The annual rent escalations are contingent upon the Tenant and, without duplication, the Operating Subtenants meeting a net revenue to rent ratio based on their net revenue from the leased properties subject to the Master Lease (excluding net revenue attributable to certain scheduled subleases), determined on an annual basis at the end of each lease year. The Company notes that Financial Accounting Standards Board (“FASB”) ASC 840-10-25-4 states that:

Lease payments that depend on a factor directly related to the future use of the leased property, such as machine hours of use or sales volume during the lease term, are contingent rentals and, accordingly, are excluded from minimum lease payments in their entirety.

The rent coverage ratio is calculated based on the Lessee’s revenues during the lease term and is not measurable at the inception of the lease. Accordingly, the Company has determined that the rent escalations represent contingent lease payments in their entirety and has excluded them from minimum lease payments for the purposes of the straight-line rent calculation.

Description of the Properties, page 78

24.	We note your disclosure on page 2 that, “Nearly all MGM-managed casino properties are connected through the M Life customer loyalty program…” which MGM believes drives visitation across properties. We also note the data you provide on page 78. Please tell us if you view this information as key performance indicators, and, if you do, please tell us whether period to period data would be material to an investor’s understanding of the properties financial condition and results of operations.

Response to Comment 24

The Company notes that disclosure regarding the M Life customer loyalty program and the data provided on page 78 of the Draft Registration Statement are not key performance indicators for the Company, but are included in order to provide potential investors insight into the scale of operations at the properties to be owned by the Company. The Company respectfully notes that occupancy rate, ADR and REVPAR, each as reported by MGM, are key hotel performance indicators for MGM.

25.	We note your disclosure on page ii that, “MGM’s calculation of ADR, which is the average price of occupied rooms per day, includes the impact of complimentary rooms.” Please revise to disclose the impact on results of operations for this promotional allowance, if material. Please also supplementally tell us how your composite ADR differs from your cash ADR.

Response to Comment 25

The Company respectfully notes that the impact of complimentary rooms on results of operations would not be material to the Company, as its effects would be limited to MGM’s results of operations. On a historical basis, MGM’s composite ADR has been approximately 5% greater than MGM’s cash ADR.

The Park, page 82

26.	Please revise your disclosure to provide the costs incurred to date and the budgeted costs for the project.

Response to Comment 26

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to include a description of the costs incurred in the development of The Park to date and the budgeted costs for the project. Please see page 88 of Amendment No. 1.

Other Relationships, page 149

27.	When the full syndication has been determined, please revise to identify each underwriter that has a material relationship with you and state the nature of the relationship, including if any underwriter receives a portion of the use of proceeds that will be used to extinguish a portion of the indebtedness assumed from MGM. Refer to Item 508(a) of Regulation S-K.

Response to Comment 27

The Company acknowledges the SEC’s comment and will revise the Draft Registration Statement to identify each underwriter that has a material relationship with the Company in accordance with Item 508(a) of Regulation S-K, once the full syndicate has been determined.

Propco Financial Statements

Balance Sheets, page F-3

28.	We note that you will assume approximately $4 billion of liabilities from MGM. Please tell us how you determined it was not necessary to reflect any of the assumed debt and related interest expense in the Propco financial statements. Within your response, please reference the authoritative accounting literature management relied upon. To the extent you determined this debt should be reflected in the Propco financial statements, then (1) please present a contractual obligations table for Propco within Management’s Discussion and Analysis and (2) please include this information in an encumbrance column in the Schedule III.

Response to Comment 28

In connection with the capitalization of the Company, MGM and certain of its subsidiaries will borrow an aggregate amount of approximately $4 billion (the “Bridge Loans”), the proceeds of which will be used to repay existing MGM indebtedness. Although the terms of the approximately $4 billion of new borrowings are still being formulated, it is anticipated that a portion of such indebtedness will be secured by the MGM Grand Detroit property and the New York-New York and The Mirage properties.

The Bridge Loans will be assumed by the Operating Partnership, a newly formed subsidiary of MGM, which will become a subsidiary of the Company in connection with the Company’s purchase of the Operating Partnership Units with the proceeds of the initial public offering (the “IPO”). The Bridge Loans will be repaid using the proceeds of (i) newly issued Operating Partnership debt and (ii) proceeds received by the Operating Partnership in connection with the Company’s acquisition of Operating Partnership Units.

The Company has considered whether the historical carve-out financial statements of the Company’s predecessor (“Propco”) should include all or a portion of MGM’s existing debt, particularly in light of the aforementioned assumption by the Operating Partnership of the new Bridge Loans. The Company observed that SEC SAB Topic 5.J, New Basis of Accounting Required in Certain Circumstances, was rescinded by SAB No. 115 in response to the FASB issuance of Accounting Standards Update (“ASU”) No. 2014-17, Business Combinations (ASC Topic 805): Push Down Accounting. The Company noted that Question 3 of SAB Topic 5.J required parent company debt, related interest expense, and allocable debt issuance costs to be reflected in a subsidiary’s separate financial statements included in an initial registration statement if certain conditions were met. However, given that SAB Topic 5.J was rescinded in 2014, the Company considered whether any other guidance requires the historical MGM indebtedness or the Bridge Loans and related interest expense to be included in the historical carve-out financial statements of Propco. The Company first considered SAB Topic 1.B.1, Costs Reflected in Historical Financial Statements, which states (emphasis added):

Question 4: Should the historical income statements reflect a charge for interest on intercompany debt if no such charge had been previously provided?

Interpretive Response: The staff generally believes that financial statements are more useful to investors if they reflect all costs of doing business, including interest costs. Because of the inherent difficulty in distinguishing the elements of a subsidiary’s capital structure, the staff has not insisted that the historical income statements include an interest charge on intercompany debt if such a charge was not provided in the past, except when debt specifically related to the operations of the subsidiary and previously carried on the parent’s books will henceforth be recorded in the subsidiary’s books. In any case, financing arrangements with the parent must be discussed in a note to the financial statements. In this connection, the staff has taken the position that, where an interest charge on intercompany debt has not been provided, appropriate disclosure would include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is required. The analysis of the intercompany accounts has taken the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which an income statement was required, reconciled to the intercompany accounts reflected in the balance sheets.

In accordance with the Staff’s interpretive response in SAB Topic 1.B.1 above, the Company believes that liabilities and the interest expense related to MGM’s existing indebtedness is not required to be recognized in the historical financial statements of Propco as the existing indebtedness does not represent a present obligation that specifically and separately relates to the operations of the real assets that will comprise Propco. The existing MGM indebtedness that will be repaid by the Bridge Loans relates to the consolidated operations of MGM, and while some of the existing indebtedness is secured by MGM subsidiaries that own the real estate being contributed to the Operating Partnership, only a portion of MGM’s real estate assets will be contributed to Propco. Specifically, MGM Grand Las Vegas and Bellagio are both significant properties that secure a portion of MGM’s senior credit facility, but neither will be contributed to Propco. Additionally, the amount of indebtedness that will be assumed by the Operating Partnership is based on a proposed capital structure of the Company rather than a specific component of existing debt. Further, the terms of the Bridge Loans and the new debt to be incurred at the Operating Partnership, in particular the interest rates and maturity dates, are expected to differ from those of MGM’s existing indebtedness.

Additionally, the Company has observed that paragraph BC22 of FASB Accounting Standards Update (“ASU”) No. 2014-17, Pushdown Accounting states (emphasis added):

The Task Force also reached a consensus-for-exposure that any acquisition-related liability incurred by the acquirer should be recognized in the acquired entity’s separate financial statements only if the acquired entity is required to recognize a liability in accordance with other applicable GAAP (for example, Subtopic 405-40 on obligations resulting from joint and several liability arrangements). The Task Force referred to the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements, which states that “liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events,” and concluded that an acquired entity would recognize a liability incurred by the acquirer only if that obligation is the acquired entity’s liability.

The Company has further observed ASC 805-50-30-12, which states (emphasis added):

An acquiree shall recognize in its separate financial statements any acquisition-related liability incurred by the acquirer only if the liability represents an obligation of the acquiree in accordance with other applicable Topics.

ASU No. 2014-17 describes a scenario in which an acquiree may be required to recognize the liability of an acquirer in its separate financial statements. This guidance specifies that the only time that any acquisition-related liability incurred by the acquirer should be recognized in an acquired entity’s separate financial statements is if it is otherwise required to under existing GAAP.

As noted in MGM’s pre-filing letter dated August 21, 2015, the Company believes that, when determining the assets and liabilities to include in Propco’s carve-out financial statements, the form of the reorganization transactions that result in the formation and capitalization of the Company determines the historical financial statement presentation. In this case, no legal entity or subsidiary that is the legal obligor of, or has joint and several liability for the Bridge Loans to be assumed by the Operating Partnership is being contributed to, or merged with, the Company. As a result, there is no basis to include MGM’s existing indebtedness in the historical carve-out financial statements of Propco. The Operating Partnership’s assumption of the Bridge Loans incurred by MGM and certain subsidiaries of MGM, as applicable, will be reflected in the Company’s consolidated financial statements in the period in which such assumption actually occurs. Accordingly, the Company has determined that it is not appropriate to include any portion of MGM’s existing debt or the Bridge Loans in the historical carve-out financial statements of Propco. However, this financing will be incorporated into the Company’s presentation of pro forma financial information, which is included as part of its Draft Registration Statement filed with the SEC.

MGM Growth Properties LLC Financial Statements

2. Summary of Significant Accounting Policies

Offering Costs, page F-24

29.	Please revise your filing to disclose the total amount of offering costs incurred to date and the estimate of the total costs you expect to reimburse.

Response to Comment 29

In response to the Staff’s comment, the disclosure in Amendment No. 1 has been revised to disclose the total amount of offering costs incurred to date which the Company expects to reimburse to MGM. Please see page F-24 of Amendment No. 1.

Schedule III – Real Estate and Accumulated Depreciation, page F-26

30.	Please revise your table to include an encumbrance column. Additionally, please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose that certain assets are used to secure a portion of MGM’s senior credit facility.

Response to Comment 30

In response to the Staff’s comment, the Company has revised the table in Amendment No. 1 to include an encumbrance column.

As noted in the Company’s response to Comment 28 above, MGM and certain of its subsidiaries will borrow an aggregate amount of approximately $4 billion (the “Bridge Loans”), a portion of which will be secured by certain of the Properties being contributed to the Operating Partnership. As discussed in the Company’s response to Comment 28, no secured debt has been reflected in the historical carve-out balance sheet of Propco. As a result, the Company did not reflect any encumbrances in the encumbrance column since Schedule III is intended to support the balance sheet required to be included in the filing.

31.	Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes.

Response to Comment 31

The Company has revised the disclosure in Amendment No. 1 to disclose the aggregate costs for Federal income tax purposes. Please see page F-26 of Amendment No. 1.

32.	We note from your disclosure that information related to the initial cost capitalized, costs capitalized subsequent to acquisition and the date of construction and/or acquisition has been omitted from Schedule III. Please confirm that you will provide this information on a prospective basis in future annual periodic filings.

Response to Comment 32

The Company acknowledges the Staff’s comment and confirms that it will provide the requested information on a prospective basis in its future annual periodic filings.

Item 16. Exhibits and Financial Statement Schedules, page II-3

33.	Please submit all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions, please provide draft copies for our review. In addition, we note the exhibit list includes “form of” agreements. Please tell us if you will be unable to file final, executed agreements prior to effectiveness of the registration statement. Please note that any such incomplete exhibit may not be incorporated by reference in any subsequent filing.

Response to Comment 33

The Company acknowledges the Staff’s comment and advises the Staff that it will file all exhibits as soon as practicable after they become available. With respect to the legal and tax opinions, the Company will supplementally provide draft copies of the opinions for the Staff’s review as soon as practicable.

*        *        *

Conclusion

We thank the Staff for its attention and we look forward to hearing from you regarding the Draft Registration Statement. If I can be of any assistance during the staff’s review of the enclosed Amendment No. 1 to the Draft Registration Statement, please contact me by telephone at (212) 530-5022 or by facsimile at (212) 822-5022. I can also be reached by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Copies to:

John M. McManus, Executive Vice President, General Counsel and Secretary, MGM Resorts International

Michael J. Aiello, Partner, Weil, Gotshal & Manges LLP

Mark Schwed, Partner, Weil, Gotshal & Manges LLP

Kirk A. Davenport II, Partner, Latham & Watkins LLP

Julian T.H. Kleindorfer, Partner, Latham & Watkins LLP